June 16, 2003

Dear Stockholder:

      Superior Consultant Holdings Corporation, a Delaware corporation, is offering to purchase for cash from existing stockholders up to 650,000 shares of its outstanding common stock at a price not greater than $3.60 and not less than $2.85 per share. The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

      You may tender some or all of your shares at a price within the $2.85 to $3.60 price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Superior will determine the lowest single price per share within the range that will allow us to buy 650,000 shares, or such lesser number of shares that are properly tendered. If stockholders properly tender more than 650,000 shares at or below the determined price per share, Superior will purchase shares tendered by such stockholders, at the determined price per share, on a pro rata basis based upon the number of shares each stockholder tenders, subject to preferences for holders of odd lots (stockholders owning less than 100 shares in the aggregate). All shares that have been tendered and not purchased will be promptly returned to the stockholder. Stockholders whose shares are purchased in the offer will be paid the determined purchase price per share net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any minimum number of shares being tendered. The offer is subject to a number of other terms and conditions that are specified in the enclosed Offer to Purchase.

      Superior’s Board of Directors has approved the offer. However, the company, its Board of Directors, the Dealer Manager, the Information Agent, the Depositary and their respective affiliates make no recommendation to you as to whether you should tender or refrain from tendering your shares, or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and at what price. You should discuss whether to tender all or any portion of your shares with your broker or other financial and tax advisors. None of the company’s directors or executive officers intends to sell shares into this offering.

      The tender offer will expire, unless extended, at 12:00 midnight, New York City time, on Monday, July 14, 2003. If you have any questions regarding the offer or need assistance in tendering your shares, please contact the Information Agent for the tender offer, Morrow & Co., Inc. at (800) 607-0088.

Sincerely,

Richard D. Helppie, Jr.
Chief Executive Officer and Director